UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 7)

Tarena International, Inc.
(Name of Issuer)

Class A Ordinary Shares, par value $0.001 per share
(Title of Class of Securities)

G8675B 105
(CUSIP Number)

Christopher Lee, Esq.
Kohlberg Kravis Roberts & Co. L.P.
30 Hudson Yards
New York, New York 10001
Telephone: (212) 750-8300

with a copy to:

Judie Ng Shortell, Esq.
Paul, Weiss, Rifkind, Wharton & Garrison LLP
Unit 5201, Fortune Financial Center, 5 Dongsanhuan Zhonglu
Chaoyang District, Beijing, 100020
People’s Republic of China
Telephone: +86-10-5828-6318

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 2, 2024
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See 240.13d-7(b) for other parties to whom copies are to be sent.

SCHEDULE 13D
CUSIP No.	G8675B 105

1	NAMES OF REPORTING PERSONS
Talent Fortune Investment Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
5,263,858 Shares

	8	SHARED VOTING POWER
None

	9	SOLE DISPOSITIVE POWER
5,263,858 Shares

	10	SHARED DISPOSITIVE POWER
None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,263,858 Shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.3%[1]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

1 Based on 46,602,057 Class A Ordinary Shares outstanding as of February 28, 2023, as reported in the Issuer’s Annual Report on Form 20-F, filed with the U.S. Securities and Exchange Commission on April 28, 2023 (the “Form 20-F”).  If the percentage ownership of the Reporting Person was to be calculated in relation to the Issuer’s outstanding Class A and B Ordinary Shares, such percentage would be 9.8%, based on 53,808,116 Ordinary Shares outstanding as of February 28, 2023, as reported in the Form 20-F.  The voting power of the Issuer’s outstanding Ordinary Shares beneficially owned by the Reporting Person represents 4.4% of the voting power of all Class A and Class B Ordinary Shares, based on 46,602,057 Class A Ordinary Shares and 7,206,059 Class B Ordinary Shares outstanding as of February 28, 2023, as reported in the Form 20-F.

SCHEDULE 13D

CUSIP No.	G8675B 105

1	NAMES OF REPORTING PERSONS
Talent Fortune Holdings Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
5,263,858 Shares

	8	SHARED VOTING POWER
None

	9	SOLE DISPOSITIVE POWER
5,263,858 Shares

	10	SHARED DISPOSITIVE POWER
None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,263,858 Shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.3%[1]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

SCHEDULE 13D

CUSIP No.	G8675B 105

1	NAMES OF REPORTING PERSONS
KKR China Growth Fund L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
5,263,858 Shares

	8	SHARED VOTING POWER
None

	9	SOLE DISPOSITIVE POWER
5,263,858 Shares

	10	SHARED DISPOSITIVE POWER
None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,263,858 Shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.3%[1]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

SCHEDULE 13D

CUSIP No.	G8675B 105

1	NAMES OF REPORTING PERSONS
KKR Associates China Growth L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
5,263,858 Shares

	8	SHARED VOTING POWER
None

	9	SOLE DISPOSITIVE POWER
5,263,858 Shares

	10	SHARED DISPOSITIVE POWER
None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,263,858 Shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.3%[1]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

SCHEDULE 13D

CUSIP No.	G8675B 105

1	NAMES OF REPORTING PERSONS
KKR China Growth Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
5,263,858 Shares

	8	SHARED VOTING POWER
None

	9	SOLE DISPOSITIVE POWER
5,263,858 Shares

	10	SHARED DISPOSITIVE POWER
None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,263,858 Shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.3%[1]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

SCHEDULE 13D

CUSIP No.	G8675B 105

1	NAMES OF REPORTING PERSONS
KKR Group Partnership L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
5,263,858 Shares

	8	SHARED VOTING POWER
None

	9	SOLE DISPOSITIVE POWER
5,263,858 Shares

	10	SHARED DISPOSITIVE POWER
None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,263,858 Shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.3%[1]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

SCHEDULE 13D

CUSIP No.	G8675B 105

1	NAMES OF REPORTING PERSONS
KKR Group Holdings Corp.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
5,263,858 Shares

	8	SHARED VOTING POWER
None

	9	SOLE DISPOSITIVE POWER
5,263,858 Shares

	10	SHARED DISPOSITIVE POWER
None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,263,858 Shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.3%[1]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

SCHEDULE 13D

CUSIP No.	G8675B 105

1	NAMES OF REPORTING PERSONS
KKR Group Co. Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
5,263,858 Shares

	8	SHARED VOTING POWER
None

	9	SOLE DISPOSITIVE POWER
5,263,858 Shares

	10	SHARED DISPOSITIVE POWER
None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,263,858 Shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.3%[1]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

SCHEDULE 13D

CUSIP No.	G8675B 105

1	NAMES OF REPORTING PERSONS
KKR & Co. Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
5,263,858 Shares

	8	SHARED VOTING POWER
None

	9	SOLE DISPOSITIVE POWER
5,263,858 Shares

	10	SHARED DISPOSITIVE POWER
None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,263,858 Shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.3%[1]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

SCHEDULE 13D

CUSIP No.	G8675B 105

1	NAMES OF REPORTING PERSONS
KKR Management LLP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
5,263,858 Shares

	8	SHARED VOTING POWER
None

	9	SOLE DISPOSITIVE POWER
5,263,858 Shares

	10	SHARED DISPOSITIVE POWER
None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,263,858 Shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.3%[1]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

SCHEDULE 13D

CUSIP No.	G8675B 105

1	NAMES OF REPORTING PERSONS
Henry R. Kravis

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
None

	8	SHARED VOTING POWER
5,263,858 Shares

	9	SOLE DISPOSITIVE POWER
None

	10	SHARED DISPOSITIVE POWER
5,263,858 Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,263,858 Shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.3%[1]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

SCHEDULE 13D

CUSIP No.	G8675B 105

1	NAMES OF REPORTING PERSONS
George R. Roberts

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
None

	8	SHARED VOTING POWER
5,263,858 Shares

	9	SOLE DISPOSITIVE POWER
None

	10	SHARED DISPOSITIVE POWER
5,263,858 Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,263,858 Shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.3%[1]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

The following amendment constitutes Amendment No. 7 (the “Amendment”) to the Schedule 13D filed with the U.S. Securities and Exchange Commission (the “SEC”) on June 22, 2015, as amended by (i) Amendment No. 1, which was filed with the SEC on July 23, 2015, (ii) Amendment No. 2, which was filed with the SEC on September 8, 2017, (iii) Amendment No. 3, which was filed with the SEC on October 12, 2017, (iv) Amendment No. 4, which was filed with the SEC on May 3, 2021, (v) Amendment No. 5, which was filed with the SEC on December 1, 2021, and (vi) Amendment No. 6, which was filed with the SEC on December 19, 2023 (collectively, the “Schedule 13D”).

Except as specifically amended by this Amendment, the Schedule 13D remains in full force and effect.  Capitalized terms used but not defined in this Amendment have the meanings provided in the Schedule 13D.

Item 2.	Identity and Background

Item 2 of the Schedule 13D is hereby amended and supplemented to include the following:

Mr. Dane Holmes currently serves as an executive officer of KKR & Co. Inc.  Mr. Holmes is a United States citizen and his business address is c/o Kohlberg Kravis Roberts & Co. L.P., 555 California Street, 50th Floor, San Francisco, CA 94104.

The directors of KKR & Co. Inc. are listed on the amended and restated Annex A attached hereto, which is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a) and (b)

The information set forth in the cover pages of this Schedule 13D is hereby incorporated by reference into this Item 5.

Talent directly beneficially owns 5,263,858 Class A Ordinary Shares.  The shares that Talent directly beneficially owns represent 11.3% of the Class A Ordinary Shares outstanding.  Talent has sole voting and dispositive power over the Class A Ordinary Shares it directly owns.

Each of Talent Holdings (as sole shareholder of Talent), KKR CGF (as controlling shareholder of Talent Holdings), KKR Associates (as the general partner of KKR CGF), KKR China Growth (as the general partner of KKR Associates), KKR Group Partnership (as the sole shareholder of KKR China Growth), KKR Group Holdings (as the general partner of KKR Group Partnership), KKR Group (as the sole shareholder of KKR Group Holdings), KKR & Co. (as the sole shareholder of KKR Group), KKR Management (as the Series I preferred stockholder of KKR & Co.), and Messrs. Kravis and Roberts (as the founding partners of KKR Management) may be deemed to beneficially own the securities that are beneficially owned by Talent.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person (other than Talent for its directly held shares) that it is the beneficial owner of any Class A Ordinary Shares for any purpose, and such beneficial ownership is expressly disclaimed.

To the best knowledge of the Reporting Persons, none of the other persons named in Item 2 beneficially owns any Class A Ordinary Shares except as described herein.

(c)  Except as set forth on in the table below, none of the Reporting Persons, or, to the best knowledge of the Reporting Persons, any other individual named in Item 2 has engaged in any transaction in the Class A Ordinary Shares in the past 60 days.  The table below sets forth the transactions effected by the Reporting Persons with respect to the Class A Ordinary Shares during the past sixty days.  All such transactions were sales of Class A Ordinary Shares in the form of ADSs in the open market.  One ADS represents five Class A Ordinary Shares.  The weighted average price per ADS excludes commissions.

Reporting Person	Trade Date	Number of ADSs Sold	Weighted Average Price per ADS

Talent	November 24, 2023	2,888	US$1.3503

Talent	November 27, 2023	17,221	US$1.3085

Talent	November 28, 2023	28,720	US$1.3076

Talent	November 29, 2023	5,767	US$1.2482

Talent	November 30, 2023	3,427	US$1.2183

Talent	December 1, 2023	2,468	US$1.2100

Talent	December 4, 2023	1,746	US$1.2482

Talent	December 5, 2023	1,201	US$1.1600

Talent	December 6, 2023	18,257	US$1.1088

Talent	December 7, 2023	26,644	US$1.0044

Talent	December 8, 2023	35,190	US$1.0171

Talent	December 11, 2023	16,639	US$1.0100

Talent	December 12, 2023	3,280	US$0.9871

Talent	December 14, 2023	7,500	US$0.9000

Talent	December 22, 2023	17,447	US$1.2347

Talent	December 26, 2023	43,700	US$1.2176

Talent	December 27, 2023	3,400	US$1.1756

Talent	December 28, 2023	11,195	US$1.1664

Talent	December 29, 2023	3,751	US$1.0757

Talent	January 2, 2024	35,310	US$1.0222

Talent	January 3, 2024	13,079	US$1.0120

Talent	January 4, 2024	13,651	US$1.0001

(d)  To the best knowledge of the Reporting Persons, no one other than the Reporting Persons, or the partners, members, affiliates or shareholders of the Reporting Persons, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer reported as beneficially owned by the Reporting Persons herein.

(e)  Not applicable.

Item 7.	Material to Be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and restated as follows:

Exhibit A	Joint Filing Agreement dated December 19, 2023, by and among the Reporting Persons, previously filed.

Exhibit B	Powers of Attorney for Henry R. Kravis and George R. Roberts, previously filed.

Exhibit C	Share Purchase Agreement dated June 13, 2015, by and among Talent, the GS Sellers, and Connion, previously filed.

Exhibit D	Share Purchase Agreement dated June 13, 2015, by and among Talent, the IDG Sellers, and Connion, previously filed.

Exhibit E	Convertible Bond Purchase Agreement dated July 14, 2015, by and among Talent, Talent Wise, Moocon and Mr. Han, previously filed.

Exhibit F	Registration Rights Agreement dated July 17, 2015, by and between the Issuer and Talent, previously filed.

Exhibit G	Rollover and Support Agreement dated April 30, 2021, by and between Kidedu Holdings Limited and Talent Fortune Investment Limited, previously filed.

Exhibit H
Agreement and Plan of Merger, among Kidedu Holdings Limited, Kidarena Merger Sub and the Issuer, dated as of April 30, 2021, incorporated herein by reference to Exhibit 99.2 to the Report on Form 6-K filed by the Issuer with the SEC on May 3, 2021.

Exhibit J	Termination and Settlement Agreement among Kidedu Holdings Limited, Kidarena Merger Sub, Mr. Shaoyun Han, Kidtech Limited, Ascendent Capital Partners III, L.P.

and the Issuer dated as of November 15, 2021, incorporated herein by reference to Exhibit 99.2 to the Report on Form 6-K filed by the Issuer with the SEC on November 15, 2021.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 5, 2024

Talent Fortune Investment Limited

	By:	/s/ Christopher Lee
Name:	Christopher Lee
Title:	Assistant Secretary

Talent Fortune Holdings Limited

By:	/s/ Christopher Lee
Name:	Christopher Lee
Title:	Assistant Secretary

KKR China Growth Fund L.P.
By: KKR Associates China Growth L.P., its General Partner
By: KKR China Growth Limited, its General Partner

By:	/s/ Christopher Lee
Name:	Christopher Lee
Title:	Assistant Secretary

KKR Associates China Growth L.P.
By: KKR China Growth Limited, its General Partner

By:	/s/ Christopher Lee
Name:	Christopher Lee
Title:	Assistant Secretary

KKR China Growth Limited

By:	/s/ Christopher Lee
Name:	Christopher Lee
Title:	Assistant Secretary

KKR Group Partnership L.P.
By: KKR Group Holdings Corp., its General Partner

By:	/s/ Christopher Lee
Name:	Christopher Lee
Title:	Secretary

KKR Group Holdings Corp.

By:	/s/ Christopher Lee
Name:	Christopher Lee
Title:	Secretary

KKR Group Co. Inc.

By:	/s/ Christopher Lee
Name:	Christopher Lee
Title:	Secretary

KKR & Co. Inc.

By:	/s/ Christopher Lee
Name:	Christopher Lee
Title:	Secretary

KKR Management LLP

By:	/s/ Christopher Lee
Name:	Christopher Lee
Title:	Assistant Secretary

Henry R. Kravis

By:	/s/ Christopher Lee
Name:	Christopher Lee
Title:	Attorney-in-fact

George R. Roberts

By:	/s/ Christopher Lee
Name:	Christopher Lee
Title:	Attorney-in-fact

ANNEX A

DIRECTORS OF KKR & CO. INC.

The following sets forth the name and principal occupation of each of the directors of KKR & Co. Inc., whose address (unless otherwise specified in the Schedule 13D) is c/o KKR & Co. Inc., 30 Hudson Yards, New York, New York, 10001.  Each of such persons is a citizen of the United States other than Arturo Gutiérrez Hernández, who is a citizen of Mexico, Xavier B. Niel, who is a citizen of France, Evan T. Spiegel, who is a citizen of the United States and France, and Matthew R. Cohler, who is a citizen of the United States and Malta.

Name	Principal Occupation
Henry R. Kravis	Co-Executive Chairman of KKR & Co. Inc.

George R. Roberts	Co-Executive Chairman of KKR & Co. Inc.

Joseph Y. Bae	Co-Chief Executive Officer of KKR & Co. Inc.

Scott C. Nuttall	Co-Chief Executive Officer of KKR & Co. Inc.

Adriane M. Brown	Managing Partner of Flying Fish Partners

Matthew R. Cohler	Former General Partner of Benchmark

Mary N. Dillon	President and Chief Executive Officer of Foot Locker, Inc.

Arturo Gutiérrez Hernández	Chief Executive Officer of Arca Continental, S.A.B. de C.V.

Xavier B. Niel	Founder and Chairman of the Board of Iliad SA

Kimberly A. Ross	Former Senior Vice President and Chief Financial Officer of Baker Hughes Company

Patricia F. Russo	Former Chief Executive Officer of Alcatel-Lucent

Robert W. Scully	Former Member of the Office of the Chairman of Morgan Stanley

Evan T. Spiegel	Co-Founder and Chief Executive Officer of Snap Inc.